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                                                                      EXHIBIT 28

                                                              September 30, 1999

Board of Directors
Cyprus Amax Minerals Company
9100 East Mineral Circle
Englewood, CO 80112

Members of the Board of Directors:

     Cyprus Amax Minerals Company (the "Company"), Phelps Dodge Corporation (the "Acquiror") and CAV Corporation, a newly formed, wholly owned subsidiary of the Acquiror (the "Acquisition Sub"), propose to enter into the Agreement and Plan of Merger among Phelps Dodge Corporation, CAV Corporation and Cyprus Amax Minerals Company (the "Agreement") pursuant to which (i) the Acquisition Sub would commence an exchange offer (the "Offer") for all outstanding shares of common stock, no par value, of the Company (the "Company Shares") for either, at the election of the stockholder, (x) 0.3500 of a share of common stock, $6.25 par value, of the Acquiror (the "Acquiror Shares") or (y) $20.54 per share, net to the seller in cash, without interest, each subject to the election and proration provisions of the Agreement (the "Offer Consideration") and (ii) the Acquisition Sub would be merged with the Company in a merger (the "Merger") in which each Company Share not acquired in the Offer, other than Company Shares held by the Acquiror, the Company or their respective subsidiaries, would be converted into 0.2203 of an Acquiror Share and $7.61 in cash, without interest (the "Merger Consideration" and together with the Offer Consideration, the "Consideration"), subject to the proration provisions of the Agreement. The Offer and the Merger, taken together, are referred to as the "Transaction".

     You have asked us whether, in our opinion, the Consideration is fair from a financial point of view to the stockholders of the Company.

     In arriving at the opinion set forth below, we have, among other things:

     (1) Reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

     (2) Reviewed publicly available analysts' forecasts with respect to the Acquiror;

     (3) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the "Expected Synergies") furnished to us by the Company;

     (4) Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1, 2 and 3 above, as well as their business and prospects before and after giving effect to the Transaction and the Expected Synergies;

     (5) Reviewed the market prices and valuation multiples for the Company Shares and the Acquiror Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (6) Reviewed the results of operations of the Company and the Acquiror and compared them with those of certain publicly traded companies that we deemed to be relevant;

     (7) Reviewed the terms of the Acquiror's exchange offer for ASARCO Incorporated set forth in Amendment No. 1 to the Schedule 14D-1 filed September 22, 1999;

     (8) Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

     (9)  Reviewed the potential pro forma impact of the Transaction;

     (10) Reviewed a draft dated September 29, 1999 of the Agreement; and

     (11) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.
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     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or the Acquiror or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Acquiror. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company and the Expected Synergies. In preparing our opinion we were not provided with financial forecasts with respect to the Acquiror other than certain publicly available analysts' earnings forecasts which we discussed with the Company's management and on which we relied. With respect to the financial forecast information contained in such publicly available analysts' forecasts, we have assumed that they reflect the best currently available estimates as to the future financial performance of the Acquiror. We have further assumed that the Transaction will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction.

     We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and/or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company Shares and other securities of the Company, as well as the Acquiror Shares and other securities of the Acquiror, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote on the proposed Transaction or any matter related thereto.

     We are not expressing any opinion herein as to the prices at which the Company Shares will trade following the announcement or consummation of the Transaction.

     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration is fair from a financial point of view to the stockholders of the Company.

                                          Very truly yours,

                                          MERRILL LYNCH, PIERCE, FENNER & SMITH
                                          INCORPORATED

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